Filed by S&P Global Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: IHS Markit Ltd.

Commission File No.: 001-36495

Date: December 10, 2020

The following communication contains excerpts of S&P Global Inc.’s presentation at the BMO 2020 Growth & ESG Conference and is being filed in connection with the proposed merger of S&P Global Inc. and IHS Markit Ltd.

Call Participants

EXECUTIVES

Martin E. Fraenkel

President of S&P Global Platts Inc

ANALYSTS

Jeffrey Marc Silber

BMO Capital Markets Equity Research

Presentation

Jeffrey Marc Silber

BMO Capital Markets Equity Research

Good morning. It’s Jeff Silber with BMO Capital Markets, and I’m the analyst that covers S&P Global, SPGI is the ticker. We are thrilled this morning to host a fireside chat with Martin Fraenkel. Martin is the President of S&P Global Platts, and we’re going to focus on his unit this morning.

You do have an opportunity to ask questions. You can see via the app. There’s a place where you can ask a question, and I will monitor that and try to ask questions on your behalf. If for some reason it’s not working for you, just feel free to send me an e-mail. It’s Jeff, jeff.silber, S as in Sam, I-L, B as in boy, E-R, jeff.silber@bmo.com, and I’ll be happy to ask questions on your behalf.

So again, Martin, really appreciate you joining us this morning. Thanks so much.

Martin E. Fraenkel

President of S&P Global Platts Inc

It’s a pleasure to be here. Thanks for having me.

[…]

Jeffrey Marc Silber

BMO Capital Markets Equity Research

Okay. All right. That’s great. We had a call earlier with some other folks where we talked about a recent announcement your company made about the pending acquisition with IHS Markit. You alluded to it a little bit earlier. I want to focus just on the Platts aspect. Was this a company that you competed with before in any way?

Martin E. Fraenkel

President of S&P Global Platts Inc

Not really, to be honest. I mean they’re a company that — we have a lot of common customers. And so they’re a company that we would always hear about with our customers. And indeed, we have quite a number of IHS alumni at Platts, and there are quite a number of Platts alumni at IHS. But when you look at the content set, they’re almost entirely not overlapping. And that’s part of the excitement that we have around this deal. So just sort of to mention that briefly, if you like me to. I mean 2/3 of IHS Markit has a division which they call Resources, which is a little less than $900 million in revenue. I think it’s about $850 million in revenue. So very similarly sized to Platts, which is about the same. And 2/3 of IHS Markit’s Resources business is what they call Upstream, which is upstream oil and gas geological data, which, as you can see from what I described earlier on, is something which Platts entirely does not have, which nowhere has — nowhere else in S&P Global has that. So you can see the complementariness of the content sets right off.

Then the other 1/3 of IHS Markit’s Resource business is what they call Downstream. But personally, I think it’s slightly confusing nomenclature in the commodity space because the downstream, we tend to think of as being refining and stuff like that, whereas actually downstream for them is sort of really a catch-all for their other commodity assets which are not upstream. And in that, they have some assets in chemicals and petrochemicals, and they have some assets in agriculture. And most of those assets are complementary to what Platts does in those space. Although, as I’ve said, Platts is active in those space. So if you take agriculture as an example, both companies have identified agriculture as a growth area for commodity information.

Platts has got — is more focused on developing price assessments, and we’ve got some nice traction with things like our Black Sea Wheat contract, which is listed on CME. I mentioned the Live Rice Index, which is also about to be listed on CME, and then soybeans out of Brazil. So that’s the biggest part of our — and biofuels, which — where we have the benchmark for biofuels in North America. So our business tends to be more price assessments. We have about 5 or 6 people who are doing analytics and news in agriculture. And IHS Markit has a leading position really in analysis and analytics of agricultural markets. So they had 2 acquisitions, which they made over time. So they’re really the market leaders in the analysis of those agricultural markets. So you put those 2 pieces together and you’ve got sort of a powerhouse in agricultural markets. And you can really — one of the things which excites us is that we’ve sort of developed the playbook, if you like, in oil, which is our biggest commodity of how do we do the news, analytics and price reporting piece together, and that works for us very well, and we can apply that playbook to agriculture.

Similarly in chemicals, we’ve got a number of assets each, and we’ve both got actually some strong positions in petrochemical pricing, for example, but they’re in different parts of the world. So IHS Markit has got some leading benchmarks in petrochemicals in the U.S. where Platts has a very weak position, and Platts has some leading benchmarks in Asia. So there’s very little overlap. IHS Markit does own a price reporting agency, which is called OPIS, which is called — which stands for Oil Price Information Service, I recently learned.

So at first blush, people say, well, OPIS is a price reporting agency, Platts is a price reporting agency, don’t they overlap? And the reality is that they very substantially do not overlap. Because OPIS’s business is largely based on what we call rack and retail pricing on the West Coast of the United States, which is a very specialized market, which is sort of for the price of delivery of refined oil products onto trucks and delivered to petrols, gas stations, as you would say, in — on the West Coast of the United States. And they have some tracking tools which allow motorists to find the gas stations with the cheapest prices. And these are all things which Platts is nowhere near those markets, doesn’t assess those prices at all.

So the overlap there is very small as well. So as I say, we play in sort of the broad claim, broad space, but with very little overlapping content set.

Jeffrey Marc Silber

BMO Capital Markets Equity Research

All right. That’s actually very helpful. I think a lot of people thought that there might be overlap specifically with OPIS. So thank you for clarifying that. I know it’s still somewhat early, but have you had any feedback from your customers on this potential merger?

Martin E. Fraenkel

President of S&P Global Platts Inc

Yes. As I mentioned, I mean, we’ve been reaching out to customers, and customers get it, probably the most simple thing. I mean the resource customers, it’s a fairly tight universe where everybody knows everybody. So most of our customers know Platts pretty well. They know IHS Markit pretty well for the reasons I just described. And what they can see very clearly is that the data and news and analytics world is becoming increasingly about digital.

It’s about delivery over technology platforms. It’s about machine-to-machine delivery, and it’s about, increasingly going forward, organizing and linking that data. So they know the — and the — are part of the industry, meaning the commodity data and information services provider have probably been slower in sort of moving forward with that than, for example, our colleagues at Market Intelligence in the financial services world. And that’s sort of pretty usual. I mean commodity world tends to be a little bit slow and follows the trends as they develop elsewhere. So people can see that you’ve got these 2 fabulous content set and that by using the technology that we’ve both been working on and scaling that technology, that we’ll be able to deliver those content sets much more efficiently over 1 set of technology platforms rather than 2, which is much more efficient for our customers, goes — much more efficient for plugging into their infrastructure, allows them to retire technology and operate more efficiently. So they just — they like that. For the biggest customers, it’s a win-win.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements, which are based on current expectations, estimates and projections about future business and operating results, the industry and markets in which S&P Global Inc. (“S&P Global”) and IHS Markit Ltd. (“IHS Markit”) operate and beliefs of and assumptions made by S&P Global management and IHS Markit management, involve uncertainties that could significantly affect the financial or operating results of S&P Global, IHS Markit or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will, ” “should,” “may,” “projects,” “could,” “would,” “target,” “estimates” or variations of such words and other similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature, but not all forward-looking statements include such identifying words. Such forward-looking statements include, but are not limited to, projections of earnings, statements of plans for future operations or expected revenues, statements about the benefits of the transaction involving S&P Global and IHS Markit, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for shareholders, benefits of the proposed transaction to shareholders, employees, customers and other constituents of the combined company, the outcome of contingencies, future actions by regulators, changes in business strategies and methods of generating revenue, the development and performance of each company’s services and products, integrating our companies, cost savings, the expected timetable for completing the proposed transaction, general conditions in the geographic areas where we operate and our respective effective tax rates, cost structure, dividend policy, cash flows or liquidity — are forward-looking statements.

These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in such forward-looking statements. We can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with: (i) the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; (ii) the ability of S&P Global and IHS Markit to obtain shareholder approval for the proposed transaction; (iii) uncertainty relating to the impact of the proposed transaction on the businesses of S&P Global and IHS Markit, including potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction and changes to existing business relationships during the pendency of the acquisition that could affect S&P Global’s and/or IHS Markit’s financial performance; (iv) the ability of S&P Global to successfully integrate IHS Markit’s operations and retain and hire key personnel; (v) the ability of S&P Global to implement its plans, forecasts and other expectations with respect to IHS Markit’s business after the consummation of the proposed transaction and realize expected synergies; (vi) business disruption following the proposed transaction; (vii) economic, financial, political and regulatory conditions, in the United States and elsewhere, and other factors that contribute to uncertainty and volatility, including the upcoming U.S. presidential transition, the United Kingdom’s withdrawal from the European Union, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic (the “COVID-19 pandemic”)), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent U.S. administration; (viii) the ability of S&P Global and IHS Markit to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber -attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 pandemic; (ix) the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; (x) the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; (xi) changes in debt and equity markets, including credit quality and spreads; (xii) demand for investment products that track indices and assessments, and trading volumes of certain exchange-traded derivatives; (xiii) changes in financial markets, capital, credit and commodities markets and interest rates; (xiv) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (xv) the parties’ ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; and (xvi) those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (the “SEC”) by S&P Global and IHS Markit from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed Annual Reports on Form 10-K and subsequent Quarterly Reports on Form 10-Q. While the list of factors presented here is considered representative, this list should not be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on S&P Global’s or IHS Markit’s consolidated financial condition, results of operations, credit rating or liquidity. Except to the extent required by applicable law or regulation, each of S&P Global and IHS Markit disclaims any duty to update any forward-looking statements contained in this communication or to otherwise update any of the above-referenced factors.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, S&P Global and IHS Markit will file relevant materials with the SEC, including a registration statement on Form S-4 filed by S&P Global to register the shares of S&P Global common stock to be issued in connection with the proposed transaction. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of S&P Global and IHS Markit seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT S&P GLOBAL, IHS MARKIT AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from S&P Global at its website, or from IHS Markit at its website. Documents filed with the SEC by S&P Global will be available free of charge by accessing S&P Global’s website at www.spglobal.com under the heading Investor Relations, or, alternatively, by directing a request by telephone to 866-436-8502 (domestic callers) or 212-438-2192 (international callers) or by mail to S&P Global at Investor Relations, S&P Global Inc., 55 Water Street, New York, NY 10041, and documents filed with the SEC by IHS Markit will be available free of charge by accessing IHS Markit’s website at www.ihsmarkit.com under the heading Investor Relations or, alternatively, by directing a request by telephone to 303-790-0600 or by mail to IHS Markit at IHS Markit Investor Relations and Corporate Communications, 15 Inverness Way East, Englewood, CO 80112.

Participants in the Solicitation

S&P Global, IHS Markit and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of S&P Global and IHS Markit in respect of the proposed transaction under the rules of the SEC. Information about IHS Markit’s directors and executive officers is available in IHS Markit’s Form 10-K for the year ended November 30, 2019, proxy statement dated February 28, 2020 for its 2020 Annual General Meeting of Shareholders, and certain of its Current Reports on Form 8-K. Information about S&P Global’s directors and executive officers is available in S&P Global’s Form 10-K for the year ended December 31, 2019, proxy statement dated March 30, 2020 for its 2020 Annual Meeting of Shareholders, and certain of its Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from S&P Global or IHS Markit using the sources indicated above.